Skadden, Arps, Slate, Meagher & Flom llp
ONE BEACON STREET
BOSTON, MASSACHUSETTS  02108-3194
________
TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

October 11, 2011

VIA EDGAR John M. Ganley Senior Counsel Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	BlackRock Utility and Infrastructure Trust
(File Nos. 333-176661 and 811-22606)

Dear Mr. Ganley:

We are in receipt of your comment letter dated September 30, 2011 with respect to the Trust's registration statement on Form N-2 filed on September 2, 2011 (File Nos. 333-176661 and 811-22606) (the "Registration Statement") pursuant to the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act").

The Trust has considered your comments and has authorized us to make the responses and changes discussed below.  These changes have been reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed on or about the date hereof and is marked to show the changes made in response to your comments, as well as other changes made to the Registration Statement since the initial filing.

For ease of reference, we have included your comments below followed by our responses.  All capitalized terms not defined herein are defined in the Registration Statement.

John M. Ganley
October 11, 2011

Prospectus

Cover Page

1.           The sixth paragraph states that the Trust intends to employ a strategy of writing (selling) call and put options to generate current gains. Inasmuch as the Trust intends to use derivative instruments as part of its strategy, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov / divisions/investment/guidance/ici073010. pdf.

In drafting the Trust's Prospectus and Statement of Additional Information, the Trust has been mindful of the staff's views on derivatives disclosure set forth in the letter from Barry D. Miller, Associated Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Prospectus Summary – Investment Policies (Page 1)

2.           The third paragraph of this section states that the last of the three criteria for determining whether a company is engaged in the Utilities and Infrastructure business segments is that "the company has a recent technology, product or business venture with respect to one or more of the Utilities or Infrastructure business segments that the Advisors believe may result in meaningful appreciation in the value of the company's securities." Please explain to us why this is an appropriate criterion for determining whether a company is engaged in the Utilities and Infrastructure business segments. We may have additional comments after reviewing your response.

The Advisors believe that, from time to time, investors in the Trust who are seeking exposure to the Utilities or Infrastructure business segments may benefit from the Trust investing into new entrants into the Utilities or Infrastructure segments.  Such new entrants could include new companies or established companies introducing new technologies or expanding into new business segments.  Such a new entrant may not meet the requirement that at least 50% of its assets, income, sales or profits are committed to or derived from one or more of the Utilities or Infrastructure business segment; however, such new entrants may be among the most dynamic and fastest growing companies in these segments.  To the extent that the Advisors expect the future appreciation of the value of such issuer to be driven by such issuer’s Utilities or Infrastructure ventures, the Advisors believe that such an

John M. Ganley
October 11, 2011

investment would be an appropriate investment for the Trust and for investors seeking exposure to the Utilities and Infrastructure segments through and an investment in the Trust and would be consistent with the Trust’s name and stated policies.  Otherwise, the Trust may be unable to invest in such issuers at an early stage in their growth cycle depriving investors in the Trust of an opportunity to realize significant capital appreciation within the Utilities and Infrastructure segments.

3.           The fifth paragraph of this section (on page 2), sets forth five bullet points describing infrastructure assets. The first bullet point seems to be a criterion more appropriate to determine that an issuer is a company in the Utilities business segment. The second through fifth bullet points are vague and could apply to companies not considered to be in the Infrastructure business segment. For example, in the fifth bullet, a trucking company could be in the business of distributing steel. Please revise the bullet points so they are clear and only apply to companies that are in the Infrastructure business segment.

The Trust has revised disclosure to clarify that the bullet points referenced in your comment are meant not to define “infrastructure assets” but to classify such assets.  The Trust has added a definition of “infrastructure assets” as:

 “those assets which provide the underlying foundation of basic services, facilities and institutions upon which the growth and development of a community depends, including physical structures, networks and systems of transportation, energy, water and sewage, and communication.”

The Trust believes that with these revisions, the Trust’s definition of and disclosure with respect to “infrastructure assets” is substantively consistent with that of other funds whose name suggests investment in Infrastructure companies, including ING Infrastructure, Industrials and Materials Fund (File Nos. 333-147343 and 811-22144), Macquarie Global Infrastructure Total Return Fund Inc. (File Nos. 333-124793 and 811-21765) and Brookfield Global Listed Infrastructure Income Fund (File Nos. 333-174832 and 811-22570).

With respect to the comment regarding the first bullet point specifically, the Trust respectfully notes that there is significant overlap between the Utilities business segment and the Infrastructure business segment. Many companies in which the Trust may invest would likely qualify as both a Utility company by virtue of the services the company provides and an Infrastructure company by virtue of the assets the company owns. For example, a utility company, such as an electrical power company, often will own infrastructure assets, such as powerplants and

John M. Ganley
October 11, 2011

transmission lines.  However, this is not always the case.  Alternatively, a utility company, such as an electrical power company, may be engaged in the sale and distribution of electricity, while certain infrastructure assets, such as the powerplants, may be owned by other companies.

Summary of Trust Expenses (Page 14)

4.           Footnote (1) provides that BlackRock Advisors has agreed to pay some amount of the Trust's offering expenses. Please include in footnote (1) an estimate of the following:

•	The size of the offering in dollars and shares;
•	The total offering costs in dollars and costs per share;
•	The offering costs expected to be paid by the Advisors in dollars and costs per share; and
•	The offering costs expected to be paid by the Trust in dollars and costs per share.

The Trust notes that the requested information is set forth in footnote (3) on the cover page of the Prospectus.  The Trust has revised footnote (1) under Summary of Trust Expenses to also include this information.

The Trust’s Investments – Investment Objectives and Policies – Strategic Transactions (Page 22)

5.           This section states that the Trust may purchase and sell futures contracts, options on futures contracts and forward foreign currency contracts, may enter into various interest rate, credit and other derivative transactions and may engage in swaps. Please advise us whether derivative transactions will be used for meeting the Trust's policy to invest 80% of its total assets in equity securities issued by companies that are engaged in the Utilities and Infrastructure business segments. If so, please explain to us how the Trust will value derivatives for meet its 80% policy. Similarly, please explain to us how the Trust will value derivatives for purposes of calculating Managed Assets, which is the basis for determining the Advisors' fees. Please provide in your response letter an affirmative statement that the Trust will not use notional value of its derivative investments for purposes of its 80% policy or Managed Assets.

As disclosed in the Prospectus and Statement of Additional Information, the Trust may use Strategic Transactions for various purposes, including in an effort to hedge all or a portion of the portfolio or to seek to enhance total return.  With respect to the Trust’s 80% policy, while applicable interpretations of the SEC Staff would permit the Trust to include, for purposes of calculating the Trust’s 80% policy, Strategic Transactions that have economic characteristics similar to an investment in equity securities issued by Utilities and Infrastructure companies (See Investment Company

John M. Ganley
October 11, 2011

Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), 66 Fed.  Reg. 8509 (Feb. 1 2001)), the Trust has no present intent to utilize transactions of the type described under the heading “The Trust’s Investments—Investment Objective and Policies—Strategic Transactions” in order to obtain synthetic exposure to Utilities and Infrastructure companies, as used within the Trust’s 80% policy, although it reserves the right to do so in the future.

With respect to the calculation of the Trust’s Managed Assets, as disclosed in the Prospectus “Managed Assets” means the total assets of the Trust (including any assets attributable to money borrowed for investment purposes) minus the sum of the Trust's accrued liabilities (other than money borrowed for investment purposes). In calculating the total assets of the Trust for the purpose of determining the Trust's Managed Assets, derivatives positions will be counted at fair value in accordance with the Trust's valuation policies and procedures adopted by the Trust's Board.  To the extent the notional value of a derivative contract exceeds its fair value, the notional value will not be included for purposes of calculating the Trust’s Managed Assets.

Statement of Additional Information

Management of the Trust (Page A-16)

6.           We notice that much of the information for this section will be filed by amendment. Please ensure that the amendment includes the information required by Item 18 of Form N-2, particularly as concerns the leadership structure of the Board, and why it has been determined that the leadership structure is appropriate; the Board's role in risk oversight; a brief discussion of the specific experience, qualifications, attributes or skills of each individual trustee that led to the conclusion that the individual should serve as a trustee of the Trust; and any directorships held by each trustee during the past five years. See Item 18 of Form N-2.

The Trust notes your comment.  The information required by Item 18 of Form N-2 will be contained in a subsequent Pre-Effective Amendment to the Registration Statement, which will be filed after the organizational meeting of the Trust’s Board of Trustees has been held.

General Comments

7.           Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

In response to your comments, the Trust has made consistent revisions throughout the registration statement.

John M. Ganley
October 11, 2011

8.           We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Trust is advised that additional comments may be provided on omitted disclosure items or exhibits added in any further pre-effective amendment, and the Trust will respond to any such additional comments when and if made.

9.           If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

The Trust intends to omit certain pricing information from any future Pre-Effective Amendment to the Registration Statement for which it will rely on Rule 430A.  This would include the total number of shares sold, the total proceeds of the offering and the total sales loads paid, and information derived therefrom.  This information will be omitted, as it is not expected that it will be known at the time of filing.  The Trust intends to file pursuant to Rule 497(h) a definitive prospectus and SAI containing any omitted information in compliance with the requirements of Rule 430A.

10.           Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement. In addition, at the time the Trust requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

The Trust has not submitted, nor does it expect to submit, any exemptive applications or no-action requests in connection with this registration statement.  However, the Trust intends to rely on Investment Company Act Release No. 28719 (May 5, 2009) and adopt a plan to support a level distribution of income, capital gains and/or return of capital.  This order granted an exemption from section 19(b) of the 1940 Act and rule 19b-1 under the 1940 Act and conditionally permitted certain BlackRock closed-end funds to make periodic distributions of long-term capital gains with respect to the such funds' outstanding common stock as frequently as twelve times each year and as frequently as distributions are specified in the terms of any outstanding preferred stock.

Counsel to the prospective underwriters for the offering has submitted the offering for review by FINRA Corporate Finance.  It is expected that FINRA will

John M. Ganley
October 11, 2011

notify the Staff that they have no objections with respect to the offering prior to the time at which effectiveness is requested.

11.           Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Pre-Effective Amendment No. 1 to the Registration Statement accompanies this letter.

12.           We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Trust notes your comment.  Management of the Trust has reviewed the disclosure set forth in Pre-Effective Amendment No. 1 to the Registration Statement.

13.           Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust notes your comment.

***

John M. Ganley
October 11, 2011

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Thomas A. DeCapo

Thomas A. DeCapo